SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 09 July 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                                                                                                                                                                      July 9, 2010

BT AND CWU REACH 39 MONTH PAY AGREEMENT

BT today announced it has reached agreement with the CWU's leadership on a new pay package for team members. This package, which has been agreed by the union's executive, will now be recommended to union members in a consultative ballot. This ballot will take place within the next few weeks.
          Having failed to reach agreement on a one or two year deal, the two sides have instead agreed on an unprecedented thirty nine month deal that will take both sides through until March 2013. This deal will provide BT with wage stability for several years.

The agreement will see team members receive pensionable pay rises worth 3 per cent each financial year from April 2010 to March 2013 with the rise being backdated to January 2010. The union had previously demanded a 5 per cent rise for 2010/11 alone.

BT had previously offered a 2 per cent pensionable pay rise from April 2010 and a 3 per cent rise from January 2011. The company had also offered lump sum payments worth up to £500 for each team member but these have now been removed given the revised terms over thirty nine months.

Ian Livingston, BT chief executive, said: "This agreement is good for BT, its employees, shareholders and customers. BT will benefit from a long period of certainty whilst our employees will have financial stability during uncertain economic times. I am pleased that we have been able to work with the union's leadership to resolve this matter as industrial action would have been in no-one's interest."

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date: 09 July 2010